May 30, 2006

Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: Amanda B. Roberts
           Staff Accountant

RE:  California First National Bancorp
        Item 4.02 Form 8-K
        Filed May 17, 2006.
        File No. 000-15641

Dear Ms. Roberts:

On behalf of California First National Bancorp ("CFNB"), we submit this letter in response to your letter of May 22, 2006. In your letter, you have asked us to advise the SEC as to how and when CFNB intends to file restated financial statements. In its initial filing of the Form 8-K filed on May 17, 2006 (the "5/17/06 Form 8-K"), CFNB indicated that:

"The Company is still compiling the effect of this classification change on its Consolidated Statements of Cash Flows and will include a reconciliation of the previously reported amounts in its amended filings. The Company plans to file these amendments as soon as practicable."

On May 26, 2006, CFNB filed a subsequent Form 8-K (the "5/26/06 Form 8-K") that included Item 4.01 (a) and (b) regarding the dismissal of CFNB's existing independent registered public accounting firm and the retention of a new one, and Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard. Attached to the 5/26/06 Form 8-K was a copy of a press release issued on May 26, 2006 wherein CFNB indicated that:

“In a current Report on Form 8-K dated May 26, 2006, the Company reported the change in accounting firms, advice from PwC that its position with respect to accounting for lease extensions as sales-type leases differs from the Company's historical method and updated its disclosure regarding the ongoing review and analysis of accounting matters. Management and the Audit Committee are committed to working with VTD as expeditiously as possible to resolve the issues and enable the Company to file the report on Form 10-Q for March 31, 2006 as soon as possible, and, as appropriate, file any amended periodic reports relating to prior periods.”

Given the very recent change in accountants, CFNB does not feel that it has sufficient information regarding the evaluation of accounting matters by its new accounting firm to provide more exact information regarding the timing of the filing of the Form 10-Q for the period ended March 31, 2006. Clearly the disclosure in both cases has been that it is the Company's intent to complete the filing as soon as possible under the circumstances. In light of the 5/26/06 Form 8-K filed, and the additional information included there, we believe that CFNB has accurately and adequately fulfilled its disclosure obligations.

Through this response, CFNB acknowledges that:

  CFNB is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  CFNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff's comments. Please call the undersigned at (949) 255-0500 should you have any questions.

Sincerely,

S. Leslie Jewett /s/
S. Leslie Jewett
Chief Financial Officer